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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 7, 2003

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:	Report: "Operating and Financial Review for the Three Month Period Ended March 31, 2003"

OPERATING AND FINANCIAL REVIEW FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

Overview

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002 included in our annual report on Form 20-F for the year ended December 31, 2002 (the "20-F") and the consolidated financial statements and related notes as of December 31, 2002 and March 31, 2003, and for each of the three month periods ended March 31, 2002 and 2003 included herein. The information as of and for each of the three month periods ended March 31, 2002 and 2003 is not audited.

        This discussion of operating results is based upon our financial statements prepared under US GAAP. Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

        We were formed in 1993 and we commenced operations in 1994. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we also entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network.

        Under the license, we pay to the Turkish Treasury an ongoing license fee equal to 15% of our gross revenue, which includes subscription fees, monthly fixed fees and communication fees including taxes, charges and duties. Under our interconnection agreement with Turk Telekom, we pay an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. In addition, we have entered into interconnection agreements with Telsim, Aycell, IsTim and Milleni.com pursuant to which we have agreed, among other things to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

        We commenced construction of our GSM network in 1993. As of March 31, 2003, we have made capital expenditures amounting to approximately $3.8 billion including the cost of our license. As of March 31, 2003, our network coverage area included approximately 100% of the population living in cities of 10,000 or more people, including the 81 largest cities, and a majority of the country's tourist areas and principal intercity highways.

        Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 10.1 million at year-end 2000, 12.2 million at year-end 2001, 15.7 million at year-end 2002 and 16.3 million as of March 31, 2003. The rate of increase in the first three months of 2003 was slower than in previous years, mainly due to the increase in penetration levels.

        During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By March 31, 2003, 11.6 million subscribers had commenced usage of the prepaid service. Average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than postpaid subscribers. Our average monthly minutes of use per customer has decreased 9.6% to 50.8 minutes for the three month period ended March 31, 2003 from 56.2 minutes for the same period in 2002. Our average revenue per subscriber decreased 12% to $10.1 for the three month period ended March 31, 2003 from $11.5 for the same period in 2002. These decreases were mainly due to the increased portion of prepaid subscribers, who on average have lower mobile usage patterns compared to postpaid subscribers, in our subscriber base and the increase in penetration rate in Turkey. We believe that minutes of use per subscriber in 2003 will be similar to 2002 despite the dilutive impact of our increasing prepaid subscriber base. Prepaid subscribers represented 64% and 71% of total subscribers by the end of the first quarter of 2002 and 2003, respectively.

        Churn is calculated as the total number of subscribers disconnections during a period as the percentage of the average number of subscribers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary. We adopted a shorter disconnection process on September 14, 2000 for nonpaying subscribers. Under this disconnection process, subscribers who do not pay their bills will be disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a result, for the year ended December 31, 2002, we disconnected approximately 230,000 additional subscribers for nonpayment of bills. Our annual churn rate was 12.9% for the year ended December 31, 2002. For the three month period ended March 31, 2003, we disconnected approximately 43,000 additional subscribers for nonpayment of bills. Our churn rate was 4.5% for the three month period ended March 31, 2003. We have an allowance for doubtful accounts in our financial statements for such non-payments and disconnections amounting to $126.7 million and $129.3 million as of December 31, 2002 and March 31, 2003, respectively, which we believe is adequate. In previous periods, the majority of disconnections was due to non-payment of bills. However, in the first three month period of 2003, the majority of subscriber disconnections were prepaid subscribers as a result of the increased number of our prepaid subscribers in our subscriber base which subscribers have lower usage patterns than postpaid subscribers, rather than as a result of subscriber disconnections.

International and Other Domestic Operations

        At the Turktell's board of directors meeting held on June 16, 2003, it was resolved to acquire an additional 30% of Mapco from Superonline and Digital Platform for a total amount of $1.9 million. By this acquisition, our stake in this consolidated subsidiary increases to 100%.

        For additional information regarding our international and other domestic operations see "Item 5A. Operating Results—International and Other Domestic Operations" in the 20-F.

        In addition to our interest in Fintur, we also have interests in other Turkish ventures.

Critical Accounting Policies

        For a discussion of our critical accounting policies, please see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies" in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber each month in a specified amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. Prior to March 1, 2000, we charged a one-time nonrefundable subscription fee when a new subscriber initially contracted with us for the provision of GSM network services. The subscription fee was waived in many cases after the award of our license and was finally terminated on March 1, 2000, as part of our promotions to increase our subscriber base. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

        Since the acquisition of our license, we have recognized subscription fees (until their discontinuation on March 1, 2000) and SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess subscription fees, if any, were, and SIM card sales continue to be, deferred and recognized over the estimated effective subscriber life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Authority at least 7 days before the amendment of any tariff. Prior to the award of our license in April 1998, the rates charged to subscribers for communication, monthly access and subscription fees were set by Turk Telekom. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. We raised tariffs in February, April and June 2002 and March 2003. We also launched a variety of new tariff packages to attract new subscribers. Despite the limited impact of price competition thus far, we will continue to communicate our existing price advantages, while launching a variety of new tariff packages. Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority is working towards implementation of cost-based interconnect tariffing for the telecommunications sector.

        We charge Turk Telekom a net amount of $0.06 per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network. Prior to the award of the license, we did not receive payments from Turk Telekom for interconnection. Starting from March 1, 2001, we charge Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. Prior to October 1999, we did not have an interconnection agreement with Telsim. We entered into an interconnection agreement with IsTim on February 13, 2001, that became effective on March 9, 2001, after the Ministry of Transportation's approval. Effective March 9, 2001, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. We entered into an interconnection agreement with Milleni.com GmbH (Milleni.com) in April 2001. Under the interconnection agreement with Milleni.com, we charge Milleni.com a net amount of $0.10 per minute for our network terminated traffic.

        Under our license, we estimate that the amount after deducting ongoing license fee, international roaming and interconnect expenses from revenues represent 73% and 70% of our revenues for the three month periods ended March 31, 2002, and 2003, respectively. Prior to the award of our license, we received approximately 25% to 30% of net GSM network revenues under our revenue sharing agreement with Turk Telekom.

        During the third quarter of 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings in our 20-F.

Operating Costs

  Direct Cost of Revenues

        Direct costs of revenues include mainly ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, IsTim, Aycell, Milleni.com and Turk Telekom and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which relates to items included in direct cost of revenues.

        Under the Turk Telekom interconnection agreement, we pay Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network. Prior to the award of the license, we did not pay ongoing license fees. In addition, we did not pay Turk Telekom separately for interconnection.

        Effective March 1, 2001, we pay Telsim a net amount of $0.20 per minute for traffic switched from us to Telsim. Prior to October 1999, we did not have an interconnection agreement with Telsim. Calls originating on our network and terminating on the Telsim network were routed through the Turk Telekom network and we paid Turk Telekom for the interconnection. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Starting from March 9, 2001, we pay IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. We also entered into an interconnection agreement with Aycell on July 19, 2001. We pay Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. Under the Milleni.com interconnection agreement, each of the parties agree to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charges us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. These charges are included in direct cost of revenues.

  General and Administrative

        General and administrative expenses consist of fixed costs, including services provided by outside sources, company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Since the award of the license in April 1998, our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

  Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages and salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training expenses and telephone service costs.

        The average acquisition cost was approximately $32 and $23 per new subscriber for the three month periods ended March 31, 2002 and 2003, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe that despite the recent decline in acquisition costs, the average acquisition cost may increase in the future as a result of increased competition to attract new subscribers.

        The following table shows certain items in our statement of operations as a percentage of revenues.

	Years ended December 31,		Three Months ended March 31,
	2001	2002	2002	2003
Statement of Operations (% of revenue)
Revenues
Communication fees	93.9%	96.8%	95.4%	96.9%
Monthly fixed fees	4.9	2.1	2.6	1.8
SIM card sales	0.7	0.7	1.3	0.9
Call center revenues	0.5	0.4	0.6	0.3
Other	0.0	0.0	0.1	0.1
Total revenues	100	100	100	100
Direct cost of revenues	(69.0)	(69.3)	(71.5)	(66.5)
Gross margin	31.0	30.7	28.5	33.5
General and administrative expenses	(7.6)	(5.3)	(5.8)	(4.5)
Selling and marketing expenses	(10.6)	(11.3)	(10.3)	(10.0)
Operating income	12.8	14.1	12.4	19.0

Three month period ended March 31, 2003 compared to three month period ended March 31, 2002

        We had 16.3 million subscribers, including 11.6 million prepaid subscribers, as of March 31, 2003, compared to 12.7 million subscribers, including 8.1 million prepaid subscribers, as of March 31, 2002. During the first quarter of 2003, we added approximately 0.6 million net new subscribers.

  Revenues

        Total revenues for the three month period ended March 31, 2003 increased 12% to $491.1 million from $437.2 million for the same period in 2002. The increase in revenues is mainly due to the growth of the subscriber base.

        Revenues from communication fees for the three month period ended March 31, 2003 increased 14% to $475.9 million from $417.3 million for the same period in 2002 mainly due to the increase in tariffs and the growth of our subscriber base. Communication fees include SMS revenue, which amounted to $52.1 million and $43.9 million for the three month periods ended March 31, 2003 and 2002 respectively. As the monthly fixed fee in Turkish Lira remained the same for the period between May 15, 2001 and March 31, 2003, devaluation effects caused monthly fixed fees to decline as a percentage of revenues. Accordingly, revenues from monthly fixed fees for the three month period ended March 31, 2003 decreased 21% to $9.0 million from $11.4 million for the same period in 2002. SIM card revenues for the three month period ended March 31, 2003 decreased 26% to $4.3 million from $5.8 million for the same period in 2002.

  Direct cost of revenues

        Direct cost of revenues increased 4% to $326.7 million for the three month period ended March 31, 2003 from $312.7 million for the same period in 2002 mainly due to the increase in revenue-based costs such as the ongoing license fee paid to the Turkish Treasury, which increased 20% to $87.6 million for the quarter ended March 31, 2003 from $72.9 million for the same period in 2002 due to the increase in revenues. Interconnection costs increased 27% to $49.8 million for the three month period ended March 31, 2003 from $39.1 million for the same period in 2002, mainly due to the increase in off-net traffic.

        Transmission costs, site costs, information technology and network maintenance expenses decreased approximately 37% to $27.8 million for the three month period ended March 31, 2003 from $43.9 million for the same period in 2002. In addition, uncapitalizable antenna site costs and expenses increased 4% to $16.3 million for the three month period ended March 31, 2003 from $15.6 million for the same period in 2002.

        Roaming expenses increased 43% to $9.3 million for the three month period ended March 31, 2003 from $6.5 million for the same period in 2002, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting the decreasing effect of the economic crisis.

        Billing costs decreased 8% to $4.8 million for the three month period ended March 31, 2003 from $5.2 million for the for thesame period in 2002.

        Depreciation and amortization charges increased 2% to $105.1 million for the three month period ended March 31, 2003 from $102.6 million for the same period in 2002 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments by approximately $138.4 million from the end of the first quarter of 2002 to the end of the first quarter of 2003. The amortization expense for our GSM license was $5.0 million for the three month period ended 2003 and the same period in 2002.

        The cost of SIM cards sold decreased 15% to $7.4 million for the three month period ended March 31, 2003 from $8.7 million for the same period in 2002 reflecting the decrease in simcard revenue by 26% as compared to the same period in 2002.

        Wages, salaries and personnel expenses for technical personnel increased 5% to $13.6 million for the three month period ended March 31, 2003 from $12.9 million for the same period in 2002.

        As a percentage of revenue, direct cost of revenues decreased to 67% for the three month period ended March 31, 2003 from 72% for the same period in March, 2002.

  General and administrative expenses

        General and administrative expenses decreased 12% to $22.2 million for the three month period ended March 31, 2003 from $25.2 million for the same period in 2002, mainly due to decreased bad debt expenses. As a percentage of revenues, general and administrative expenses decreased to 5% for the three month period ended March 31, 2003 compared to 6% for the same period in 2002.

        Bad debt expenses decreased 20% to $8.4 million for the three month period ended March 31, 2003 from $10.5 million for the same period in 2002 mainly due to the increased proportion of prepaid subscribers in our subscriber base, improved collection activities such as credit scoring, and new collection channels and improvement in the legal follow-up system to decrease fraud. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

        Rent expense decreased 9% to $1.0 million for the three month period ended March 31, 2003 from $1.1 million for the same period in March 31, 2002.

        Consulting expenses increased 67% to $2.0 million for the three month period ended March 31, 2003 from $1.2 million for the same period in 2002.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 4% to $4.6 million for the three month period ended March 31, 2003 from $4.8 million for the same period in 2002. The decrease was mainly due to the decrease in headcount during the year ended December 31, 2002.

  Selling and marketing expenses

        Selling and marketing expenses increased 9% to $49.0 million for the three month period ended March 31, 2003 from $44.9 million for the same period in 2002, mainly due to the prepaid subscribers' frequency usage fees, amounting $11.5 million, which were recorded as expense in the first quarter of 2003. As a percentage of revenues, selling and marketing expenses were 10% for the first quarter of 2003 and 2002. We expect our selling and marketing expenses to increase due to greater competition. However, we aim to keep it stable as a percentage of revenues.

        Total postpaid advertising, market research, product management, public relations and call center expenses decreased 39% to $10.0 million for the three month period ended March 31, 2003 from $16.5 million for the same period in 2002 mainly due to decreased product management activities.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 163% to $21.6 million for the three month period ended March 31, 2003 from $8.2 million for the same period in 2002. The increase in 2003 stemmed mainly from the increase in prepaid advertising expenses incurred for additional marketing campaigns and the prepaid subscribers' frequency usage fees. We have accrued TL 19.0 trillion ($11.2 million as of March 31, 2003) for principal for the frequency usage fee of 2003, in the consolidated financial statements as of March 31, 2003 regarding the related legal dispute which is going on. For a description of the related legal dispute, see "Notes to consolidated financial statements as of December 31, 2002 and March 31, 2003 (unaudited), and for the three month periods ended March 31, 2002 and 2003 (unaudited)".

        Activation fees decreased 43% to $6.2 million for the three month period ended March 31, 2003 from $10.9 million for the same period in 2002. Of the total dealer activation fees for the three month period ended March 31, 2003 and March 31, 2002, $5.0 million and $9.3 million were for prepaid activations, respectively.

        Wages, salaries and personnel expenses for selling and marketing employees remained almost stable at $6.1 million for the three month periods ended March 31, 2003 and March 31, 2002.

  Operating income

        Operating income increased 71% to $93.2 million for the three month period ended March 31, 2003 from $54.4 million for the same period in 2002, mainly due to the increase in our revenues and decrease in general and administrative expenses and despite an increase in our operating costs resulting from an increase in revenue-based costs and increase in our selling and marketing expenses.

  Income from related parties, net

        Income from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, Milleni.com, Geocell, Kibris Telecom and GSM Kazakhstan net of cost of goods sold after accounting for intercompany profit elimination was $2.0 million for the three month period ended March 31, 2003 compared to nil for the same period in 2002.

  Interest income (expense), net

        Interest expense net of interest income increased 47.9% to $60.2 million for the three month period ended March 31, 2003 compared to $40.7 million for the same period in 2002. The increase in net interest expense was mainly due to interest expense related to the frequency usage fees for prepaid subscribers amounting to $9.9 million.

  Other income, net

        Other income, net increased 11% to $3.0 million in for the three month period ended March 31, 2003 from $2.7 million for the same period in 2002.

  Translation gain/(loss)

        We have recorded a translation loss of $1.1 million for the three month period ended March 31, 2003, compared to a translation gain of $3.3 million for the same period in 2002. The decrease in translation gain/(loss) experienced for the three month period ended March 31, 2003 stemmed from the 4% devaluation of the Turkish Lira against the US dollar for the three month period ended March 31, 2003 compared to the 8% revaluation of the Turkish Lira against the US dollar for the same period in 2002.

  Income tax benefit (expense)

        Income tax benefit (expense) was nil for the three month periods ended March 31, 2003 and March 31, 2002. We have experienced significant statutory tax losses and have historically provided a valuation allowance on certain deferred tax assets, which we have determined are unlikely to be recognized. We have recently begun to be profitable for tax purposes, and we forecast to have taxable income in 2003. However, no provision for income taxes has been made as we can offset any resulting tax liability against net operating loss carryforwards. We will continue to monitor the valuation allowance, and if taxable profits continue in the future, we may reverse a portion of valuation allowance. As of March 31, 2003, we have generated approximately $365.7 million of potential future tax benefit from tax credits arising under our Investment Incentive Certificates. See "—Investment Incentive Certificates".

  Equity in net income (loss) of unconsolidated investees

        Our share of the net income of unconsolidated investees was $2.2 million for the three month period ended March 31, 2003 compared to our share of the net loss of unconsolidated investees of $19.3 million for the same period in 2002. The equity in net income of unconsolidated investees figure in 2003 is not comparable to the previous year's figure because the technology businesses operated by Fintur have been transferred to the Cukurova Group and our ownership in Fintur has increased from 25% to 41.45% due to the restructuring of Fintur completed in August 2002.

  Net income

        Net income was $39.5 million for the three month period ended March 31, 2003 compared to net income of $0.6 million for the same period in 2002. The increase was mainly due to the increase in our revenues and our equity in net income of unconsolidated investees recorded in the quarter ended March 31, 2003.

Taxation Issues in Telecommunications Sector

        For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results—Taxation Issues in Telecommunications Sector" in the 20-F. There have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

        In 1993, 1997, 2000, and 2001, the Under secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3.6 billion in qualifying expenditures. As of March 31, 2003, we had incurred cumulative qualifying expenditures of approximately $2.8 billion ($2.8 billion as of December 31, 2002), resulting in tax credit carryforwards under the certificates of approximately $365.7 million ($361.6 million as of December 31, 2002), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. However, as of March 31, 2003, a full valuation allowance has been recorded against such amount, as we believe that currently there exists significant uncertainty regarding the realizability of tax credit carryforwards. The certificates are denominated in Turkish Lira. However, approximately $2.5 billion of qualifying expenditures through March 31, 2003 ($2.4 billion as of December 31, 2002) under the certificates are indexed against future inflation.

        Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results" in the 20-F.

Effects of Inflation

        The annual inflation rates in Turkey were 68.5% and 29.7% for the years ended December 31, 2001 and 2002, respectively, based on the Turkish consumer price index. Annual inflation rates were 29.4% as of March 31, 2003 and 65.1% for the same period in 2002. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to contain inflation rates that have averaged about 45.7% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures that could have a negative impact on the Turkish economy and on our profitability.

New Accounting Standards Issued

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decision made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this Statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

Liquidity and Capital Resources

  Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by finance vehicle, Cellco Finance N.V. (Cellco), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in

December 1999, and a rights issue. As of March 31, 2003, total outstanding payables related to the Cellco transaction were $700 million.

        The net cash provided by our operating activities for the three month period ended March 31, 2003 and 2002 amounted to $216.2 million and $127.5 million, respectively. The increase in 2003 was primarily due to the increase in net income recorded for the three month period ended March 31, 2003 compared to the same period in 2002.

        The net cash used for investing activities the three month periods ended March 31, 2003 and 2002 amounted to $60.1 million and $13.1 million, respectively. Total investments in investees amounted to $118.8 million as of March 31, 2003 compared to $38.9 million as of March 31, 2002.

        The net cash used for financing activities for the three months period ended March 31, 2003 and 2002 amounted to $241.2 million and $67.8 million, respectively. As of March 31, 2003, $1,018.4 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $73.3 million with various leasing companies ($68.3 million for our headquarters and other real estate, $3.7 million for computers installed at the building, office equipment and company cars and $1.3 million for a central betting system, which is classified as other long term assets). During 2002, we had $550 million of senior term loan facilities available for our use. On March 13, 2003 we notified the agent for the 1999 bank facility that we would fully extinguish the outstanding balance of approximately $244.4 million in March 2003 and we made the respective payment on March 31, 2003.

        We purchased $2.0 million of the 12.75% Senior Notes due August 1, 2005 issued by Cellco Finance N.V., on April 7 and April 15, 2003, and will hold the bonds until maturity.

        For the three month period ended March 31, 2003, we spent approximately $50.6 million for capital expenditures compared with $13.1 million for the same period in 2002. We plan to spend approximately $150 million for capital expenditures in 2003. We also expect to spend a major portion of 2003 capital expenditures on increasing capacity in selected dense urban areas.

        At December 31, 2002, our current liabilities exceeded our current assets by approximately $209.5 million. At March 31, 2003, our current liabilities exceeded our current assets by approximately $124.5 million.

  Contractual Obligations and Commercial Commitments

        The following table illustrates our major contractual obligations and commitments as of March 31, 2003.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(US$ Million)
Contractual Obligations
Long-Term Borrowings	1,017.3	113.7	878.6	25.0	—
Capital Lease Obligations	37.9	15.4	22.5	—
Purchase Obligations	25.0	17.5	7.5	—	—
Operating Leases	11.0	1.6	5.5	3.1	0.8
Total Contractual Cash Obligations	1,091.2	148.2	914.1	28.1	0.8

  Related Party Transactions

        For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in the 20-F. There have been no material changes in our related party transactions since the date of the 20-F.

  Contingent Liabilities

        The following table illustrates our major contingent liabilities as of March 31, 2003.

	Amount of contingent liability expiration per period
	Total amount committed	Remaining commitment March, 31 at 2003	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(USD million)
Bank Letters of Guarantee	33.3	33.3	0.3	—	—	33.0
Guarantees
Digital Platform	87.2	58.5	28.5	30.0	—	—
BNP—Brussels (Buyer Credit)	50.2	36.0	14.6	21.4	—	—
BNP—Brussels (Financial Loan)	8.2	5.0	4.3	0.7	—	—
BNP—Hungary (Buyer Credit)	11.7	8.9	3.8	5.1	—	—
BNP—Hungary (Financial Loan)	1.9	1.1	0.7	0.4	—	—
Websterbank—USA	1.2	0.5	0.2	0.3	—	—
HSBC—Istanbul Main Branch	14.0	7.0	4.9	2.1	—	—
Hobim	0.4	0.3	0.2	0.1	—	—
BNP AK Dresdner (Financial Leasing)	0.4	0.3	0.2	0.1	—	—

        We are contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $27.7 million. In addition, as of March 31, 2003, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.6 million.

        Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

  Liquidity Outlook

        According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2003 through our operating cash flow, our strong cash balance as of March 31, 2003 and certain debt restructurings that we have recently entered.

        On March 13, 2003, we notified the agent for the 1999 bank facility that we would extinguish early the outstanding balance of $244.4 million in March 2003. We made the respective payment on March 31, 2003. Also, on March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to us. By this extension, the outstanding balance of $75 million will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006. Further, on April 30, 2003, Akbank agreed to extend the principal payments of $100 million and $25 million, which were due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100 million will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25 million will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. We believe that our cash from operations will be sufficient to fully fund our business plan through December 31, 2003, which includes the repayment of approximately $494.3 million in debt obligations. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation and the cost of new financing, we do not foresee any funding gap in 2003. Notwithstanding this, if our current expectations regarding any of the foregoing items prove incorrect, we may need to obtain additional financing to fully fund our business plan through 2003.

        In order to finance certain payments that we may be required to make in relation with outstanding legal disputes and/or in order to maintain our liquidity position, we may raise a precautionary new financing in 2003. In 2003, we may seek such new financing through some combination of debt financing alternatives, the extension and/or refinancing of our existing obligations under certain loan agreements or through the issuance of new debt depending on the maturity and cost of new financing alternatives. We are currently evaluating different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering weighted average cost of total borrowing and extending the maturity of outstanding borrowings. We are reviewing domestic loan alternatives either by extending the existing facilities or by obtaining additional domestic debt. In line with these strategies, we extinguished early our 1999 bank facility on March 31, 2003, agreed to extend the loan from Garanti Bankasi on March 13, 2003, and agreed to extend the principal payments of the loan from Akbank on April 30, 2003. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets in 2003 depending on the performance of the existing Cellco Bonds.

        Furthermore, under the Indenture (the "1998 Indenture") governing the 15.00% senior subordinated notes due in 2005 (the "1998 Notes") issued by Cellco and the 1998 Issuer Credit Agreement, the 1998 Notes are redeemable, at the option of Cellco, in whole or in part at any time, on or after August 1, 2002, upon 30 to 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

        Depending on the outcome of necessary legal and financial analyses, we may propose Cellco to redeem the 1998 Notes, in whole or in part, in the future.

        There are some regulations in the Indenture (the "1999 Indenture") governing the 12.75% senior notes due in 2005 issued by Cellco (the "1999 Notes") and the 1999 Issuer Credit Agreement, regarding the exercise of optional redemption of the 1998 Notes.

        According to the 1999 Indenture, Cellco cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

        Therefore, in order for Cellco to exercise the optional redemption of the 1998 Notes, the 1999 Indenture should be amended accordingly by taking the consent of simple majority of the holders of the 1999 Notes.

        We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

Quantitative and Qualitative Discussion of Market Risk

        Total indebtedness denominated in foreign currencies (all in US dollar) amounted to $1,047.8 million, representing almost 100% of our total indebtedness at March 31, 2003.

        During the first three month period of 2003, we made principal loan payments of $262.1 million.

        In January 2003, Inteltek signed a leasing contract with Garanti Finansal Kiralama A.S. (Garanti Leasing) to purchase 1,000 lottery terminals, amounting to $2.6 million. In addition, in March 2003, Bilisim ve Egitim Teknolojileri A.S. (Bilisim) leased a show tent called Mydonose Showland located at the CNR fairground under "Joint Management" agreement, amounting to $2.6 million.

        Since December 31, 2002, the following terms of our indebtedness were amended:

  •
  The interest rate of the Garanti loan was 8.21% per annum as of December 31, 2002 and has been amended as LIBOR plus 5.62% per annum effective January 1, 2003. On March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to us. By this extension, the outstanding balance of $75 million will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006.

  •
  On April 30, 2003, Akbank agreed to extend the principle payments of $100 million and $25 million, which were due on May 9, 2003 and June 5, 2003, respectively. By these extensions, $100 million will be repaid in two equal instalments on May 10, 2004 and May 9, 2005 and $25 million will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. Accordingly, $125 million has been included in the long term borrowings in the consolidated balance sheet as of March 31, 2003.

        Fair value of indebtedness as of March 31, 2003, which was outstanding at December 31, 2002, has not changed significantly except for loans under 1999 and 1998 Issuer Credit Agreements. The fair value of the loan under 1998 Issuer Credit Agreement has decreased from $311.3 million at December 31, 2002 to $291.0 million at March 31, 2003, and the fair value of the loan under 1999 Issuer Credit Agreement has decreased from $412.5 million at December 31, 2002 to $384.0 million at March 31, 2003.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. In the normal course of business, on May 1, 2003, we bought US dollars by engaging in one forward transaction. This transaction totaled $20 million and matured on June 30, 2003. In addition, on May 1, 2003, May 2, 2003, May 6, 2003, June 6, 2003, June 17, 2003 and July 2, 2003, we engaged in nine forward transactions to buy US dollars totaling $110 million and maturing on September 30, 2003, December 30 and December 31, 2003 in order to manage our foreign exchange risk more efficiently. There is no covenant restriction related to hedging transactions provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect the company from fluctuations in currency values. However, we keep our monetary balances in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the Turkish Lira.

Legal and Arbitration Proceedings

        We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings" in our 20-F.

        There has not been any material changes in our legal and arbitration proceedings since the date of our 20-F, except for the following:

        In connection with the dispute on Turk Telekom Interconnection Fee relating to the annulment of Annex 1-A of the Turk Telekom interconnection agreement, on July 3, 2003, Turk Telekom informed us that the injunction was lifted and it will calculate the sharing of its interconnection revenue with us on an equal basis. Accordingly, Turk Telekom informed us that it will not make the monthly interconnection payment to us due in June 2003, amounting to TL 82.4 trillion ($48.3 million as of March 31, 2003) to offset the amount against its receivables from us according to its claim that interconnection revenues should be shared equally. We have applied to obtain another injunction to cease Turk Telekom's recent action and we will continue to take necessary legal steps against Turk Telekom.

Other Matters

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. ("Pamukbank"), one of our shareholders whose majority shares were owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF") who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets and that its financial weakness threatened depositors' rights as well as the safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF. In accordance with the fifth paragraph of the Turkish Banks Act, the SDIF has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group purchased our shares owned by Pamukbank and Pamuk Factoring. Additionally, the Cukurova Group has the option to buy our shares owned by Yapi Kredi Bank, before selling its shares in Yapi Kredi Bank within two years. We believe that the takeover of Pamukbank will not have a material impact on its operations or its leading position in the Turkish market.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND MARCH 31, 2003 (Unaudited)

(In thousands, except share data)

	December 31, 2002	March 31, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$394,071	308,941
Trade receivables and accrued income, net (Note 5)	217,471	191,210
Due from related parties (Note 6)	78,857	92,346
Inventories	6,213	4,498
Prepaid expenses	14,570	21,579
Other current assets (Note 7)	44,736	22,633

Total current assets	755,918	641,207
DUE FROM RELATED PARTIES (Note 8)	9,585	5,635
PREPAID EXPENSES	1,747	2,066
INVESTMENTS (Note 9)	106,479	118,785
FIXED ASSETS, net (Note 10)	1,431,963	1,374,251
CONSTRUCTION IN PROGRESS (Note 11)	62,910	56,988
INTANGIBLES, net (Note 12)	856,364	865,539
OTHER LONG TERM ASSETS	8,527	7,386

	$3,233,493	3,071,857

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 13)	$373,828	114,755
Trade payables (Note 14)	25,737	29,454
Due to related parties (Note 15)	2,548	1,686
Other current liabilities and accrued expenses (Note 16)	563,311	619,777

Total current liabilities	965,424	765,672
LONG TERM BORROWINGS (Note 18)	905,875	903,600
LONG TERM LEASE OBLIGATIONS	19,132	19,104
RETIREMENT PAY LIABILITY	6,657	7,131
MINORITY INTEREST	568	939
OTHER LONG TERM LIABILITIES	5,378	4,843
SHAREHOLDERS' EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares in 2002 and in 2003 (Note 19)	636,116	636,116
Additional paid in capital	178	178
Advances for common stock	119	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(4,017)	(3,423)
Retained earnings	698,058	737,573

Total shareholders' equity	1,330,459	1,370,568

COMMITMENTS AND CONTINGENCIES (Note 21)
	$3,233,493	3,071,857

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003 (Unaudited)

(In thousands, except share data)

	March 31, 2002	March 31, 2003
Revenues	$437,191	491,091
Direct cost of revenues	(312,685)	(326,658)

Gross profit	124,506	164,433
General and administrative expenses	(25,151)	(22,223)
Selling and marketing expenses	(44,948)	(49,040)

Operating income	54,407	93,170
Income from related parties, net	49	1,990
Interest income	32,752	27,517
Interest expense	(73,413)	(87,682)
Other income, net	2,710	3,017
Equity in net income (loss) of unconsolidated investees (Note 9)	(19,318)	2,211
Minority interest	113	369
Translation gain (loss) (Note 3)	3,308	(1,077)

Income before taxes	608	39,515
Income tax benefit (Note 17)	—	—

Net income	$608	39,515

Basic and diluted earnings per common share (Note 19)	$0.000001	0.00008

Weighted average number of common shares outstanding (Note 19)	500,000,000,000	500,000,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002AND 2003 (Unaudited)

(In thousands)

	March 31, 2002	March 31, 2003
Operating Activities:
Net income	$608	39,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102,588	105,088
Provision for retirement pay liability	1,487	474
Provision for inventories	(803)	(974)
Provision for doubtful receivables	19,320	2,648
Provision for income taxes	(130)	—
Equity in net loss of unconsolidated investees	19,318	(2,211)
Minority interest	(112)	371
Changes in assets and liabilities:
Trade receivables	(37,345)	(3,776)
Due from related parties	(40,138)	(9,539)
Inventories	1,216	2,689
Prepaid expenses	(15,585)	(7,330)
Other current assets	(8,217)	5,063
Other long term assets	438	88
Due to related parties	(1,679)	(863)
Accrued income	5,663	27,390
Accrued expense, net	78,102	34,702
Trade payables	(816)	3,717
Other current liabilities	3,471	19,726
Other long term liabilities	71	(535)

Net cash provided by operating activities	127,457	216,243
Investing Activities:
Additions to fixed assets	(9,254)	(20,137)
Reductions in construction in progress	1,904	5,922
Additions to intangibles	(5,718)	(36,416)
Investments in investees	—	(9,500)

Net cash used for investing activities	(13,068)	(60,131)
Financing Activities:
Payment on long and short term debt	(68,563)	(261,347)
Net decrease in debt issuance expenses	2,493	18,095
Payment on lease obligations	(1,770)	(3,119)
Increase in lease obligation	—	5,129

Net cash used for financing activities	(67,840)	(241,242)
Net increase (decrease) in cash	46,549	(85,130)
Cash at the beginning of year	243,114	394,071

Cash at the end of year	$289,663	308,941

Supplemental cash flow information:
Interest paid	52,451	51,193

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETSIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

FOR THE THREE MONTH ENDED MARCH 31, 2003

(In thousands, except share data)

	Common stock
			Additional paid in capital	Advances for common stock	Legal reserves	Comprehensive income	Retained earnings	Accumuated other comprehensive loss	Total shareholders' equity
	Shares	Amount
Balances at December 31, 2002	500,000,000,000	$636,116	178	119	5		698,058	(4,017)	1,330,459
Comprehensive income:
Net income						39,515	39,515		39,515
Other comprehensive income:
Translation adjustment						594		594	594

Comprehensive income:						40,109

Balances at March 31, 2003	500,000,000,000	$636,116	178	119	5		737,573	(3,423)	1,370,568

The accompanying notes are an integral part of this consolidated financial statement.

Turkcell Iletisim Hizmetleri Anonim Sirketi and Its Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2002 and March 31, 2003 (Unaudited), and for the
Three Month Periods Ended March 31, 2002 and 2003 (Unaudited)

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

1)    Business

        Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell—Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey.

        Turkcell and Turk Telekomunikasyon A.S. (Turk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993, which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Turk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls.

        On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        In May 2001, the Turkish Ministry's power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority. On February 13, 2002, Turkcell renewed its License Agreement with the Telecommunications Authority which included certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

        As of December 31, 2002, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss), Turktell Bilisim Servisleri A.S. (Turktell), Hayat Boyu Egitim A.S. (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids), Mapco Internet ve letisim Hizmetleri Pazarlama A.S. (Mapco) and Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek) (the subsidiaries) are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 99.95%, 74.96%, 60.00%, 99.95%, 59.97%, 70.00% and 54.97%, respectively, by Turkcell or the subsidiaries.

        As of March 31, 2003, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids, Mapco and Inteltek are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 100.00%, 75.00%, 60.00%, 100.00%, 60.00%, 70.00% and 55.00%, respectively.

        At the Turkcell's board of directors meetings held on February 26, 2003, it was resolved to invest to Eglence Servisleri Platformu Ticaret A.S., a new company to be engaged to set up and operate the central betting system, which is a computerised system that works with connected virtual and stationary agents and/or betting terminals and through multi-access electronic environment. Turktell will hold 54.97% interest, directly and indirectly, in the new company. The formation of the new company has not been completed, yet.

        As of December 31, 2002 and March 31, 2003, Fintur Holdings B.V. (Fintur) was an equity investee.

(2)   Financial Position and Basis of Preparation of Financial Statements

        Turkcell and its subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements of the Company as of March 31, 2003, and for the three month periods ended March 31, 2002 and 2003, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

        At March 31, 2003, current liabilities exceeded current assets by $124,465. This matter may raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. The Company has generated positive cash flows from operations for the past years. Management believes that the Company will continue to generate sufficient operating cash flows to operate as a going concern. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

        As of December 31, 2002 and March 31, 2003, the consolidated financial statements include the accounts of Turkcell and ten majority owned subsidiaries. The investment in Fintur is included under the equity method of accounting. (Note 9)

        The major principles of consolidation are as follows:

        —All significant intercompany balances and transactions have been eliminated in consolidation.

        —Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(3)   Comprehensive Income

        Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the three month periods ended March 31, 2002 and 2003 was $457 and $40,109, respectively.

(4)   New Accounting Standards Issued

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decision made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. Management believes that the adoption of this standard will have no material impact on the Company's consolidated financial statements.

(5)   Trade Receivables and Accrued Income, net

        At December 31, 2002 and March 31, 2003, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2002	March 31, 2003
		(Unaudited)
Receivables from subscribers	$189,883	201,144
Receivable from Turk Telekom	56,949	50,252
Accounts and checks receivable	16,484	15,696

	263,316	267,092
Accrued service income	80,832	53,443
Allowance for doubtful receivables	(126,677)	(129,325)

	$217,471	191,210

        The Company has a receivable from Turk Telekom at December 31, 2002 and March 31, 2003, which represents amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed line subscribers' calls to Turkcell's GSM subscribers.

        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

        Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, for the amounts paid in 2000, the Company recorded an accrued income amounting $19,051 as of March 31, 2003. (Note 21)

        Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

        Movements in the allowance for doubtful receivables are as follows:

	December 31, 2002	March 31, 2003
		(Unaudited)
Beginning balance	$111,002	126,677
Provision for doubtful receivables	37,645	8,366
Write offs	(5,599)	(74)
Effect of change in exchange rate	(16,371)	(5,644)

Ending balance	$126,677	129,325

(6)   Due from Related Parties

        As of December 31, 2002 and March 31, 2003, the balance comprised:

	December 31, 2002	March 31, 2003
		(Unaudited)
KVK Teknoloji Urunleri A.S. (KVK Teknoloji)	$6,489	23,962
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	20,846	20,242
Digital Platform	10,824	12,898
ADD Production Medya A.S. (ADD)	16,656	12,229
Azertel	2,940	6,642
Milleni.com GmbH (Milleni.com)	3,695	4,280
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	5,667	3,531
Geocell	—	1,757
Cukurova Investments N.V. (Cukurova Investments)	1,735	1,735
Superonline	1,181	1,328
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	3,816	—
Azercell	1,375	—
Other	3,633	3,742

	$78,857	92,346

        Due from KVK Teknoloji mainly resulted from SIM card and prepaid card sales to this company. The Company has started to sell to KVK Teknoloji in the fourth quarter of 2002. (Note 20)

        Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company. (Note 20)

        Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships.

        Due from ADD mainly resulted from services rendered related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

        $2,440 at December 31, 2002 and $2,692 at March 31, 2003 of the balance due from Azertel mainly resulted from expenses paid by Turkcell on behalf of this company. Within the balance as of December 31, 2002 and March 31, 2003, $500 and $3,950, represent short term portion of long term receivables, which has been collected subsequently in February 2003 and June 2003, respectively. (Note 8)

        Due from Milleni.com mainly resulted from interconnection receivables. (Note 20)

        Due from Asli Gazetecilik mainly resulted from advances given for making space and airtime reservations for advertisements on televisions, radio stations, newspapers and magazines owned by Cukurova Group.

        Due from Geocell mainly resulted from roaming receivables and sales of GSM equipment. (Note 20)

        Due from Cukurova Investments resulted from the allocation of certain expenses made on behalf of the shareholders during the public offering. The balance has been collected subsequently in June 2003. (Note 22)

        Due from Superonline mainly resulted from receivables from call center revenues.

(7)   Other Current Assets

        At December 31, 2002 and March 31, 2003, the balance comprised:

	December 31, 2002	March 31, 2003
		(Unaudited)
Advances to suppliers	$8,180	6,644
Deferred financing costs	21,461	4,420
Blocked deposits	11,334	3,037
Prepaid taxes	968	1,334
Other	2,793	7,198

	$44,736	22,633

(8)   Due from Related Parties—Long Term

        At December 31, 2002 and March 31, 2003, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel (on behalf of Azercell) to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated 19 January 1996. Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance is to be paid back by Azertel to the Company from future dividends of Azercell to Azertel. On February 7, 2003 and June 18, 2003, $500 and $3,950 have been paid to the Company, respectively (Note 22). Accordingly, as of December 31, 2002 and March 31, 2003, $500 and $3,950 have been reclassified to short term, respectively. (Note 6)

(9)   Investments

        At December 31, 2002 and March 31, 2003, investments in associated companies were as follows:

	December 31, 2002	March 31, 2003
		(Unaudited)
Fintur	$106,479	109,285
Advances for minority interests in media companies	—	9,500

	$106,479	118,785

        At March 31, 2003, the Company's ownership interest in Fintur was 41.45%, which is accounted for under the equity method.

        Bilisim, a wholly owned consolidated subsidiary, entered into discussions to acquire minority interests in media companies owned by Cukurova Group. As of March 31, 2003, advances amounting to $9,500 have been paid. Further, additional advances amounting to $13,119 have been paid subsequent to March 31, 2003. Thus, total advances amounted to $22,619 as of July 7, 2003. However, the discussions have not been finalized, yet.

        Aggregate summarized information of Fintur as of December 31, 2002 and March 31, 2003, and of Fintur and Siber Egitim for the three month period ended March 31, 2002, and of Fintur for the three month period ended March 31, 2003 are as follows:

	December 31, 2002	March 31, 2003
		(Unaudited)
Current assets	$103,679	100,557
Noncurrent assets	363,008	386,754

	$466,687	487,311

Current liabilities	$226,021	228,548
Noncurrent liabilities	100,704	112,035
Shareholders' equity	139,962	146,728

	$466,687	487,311

	3 months ended March 31, 2002	3 months ended March 31, 2003
	(Unaudited)	(Unaudited)
Revenue	$50,264	65,079
Direct cost of revenue	(24,900)	(35,584)
Income (loss) before taxes	(71,479)	4,699
Net income (loss)	(77,161)	5,335

(10) Fixed Assets, net

        As of December 31, 2002 and March 31, 2003, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2002	March 31, 2003
			(Unaudited)
Operational fixed assets:
Base terminal stations	8 years	$934,317	945,098
Mobile switching center/base station controller	8 years	824,611	823,359
Minilinks	8 years	193,106	193,453
Supplementary system	8 years	33,498	35,193
Call center equipment	5 years	7,777	8,093
GSM services equipment	8 years	82,120	80,354

		2,075,429	2,085,550
Accumulated depreciation		(852,975)	(915,636)

Operational fixed assets, net		1,222,454	1,169,914
Non-operational fixed assets:
Land		773	773
Buildings	25 years	172,442	172,452
Furniture, fixture and equipment	4 - 5 years	143,716	145,269
Motor vehicles	4 - 5 years	7,837	6,883
Leasehold improvements	5 years	52,113	57,908

		376,881	383,285
Accumulated depreciation		(167,372)	(178,948)

Non-operational fixed assets, net		209,509	204,337

		$1,431,963	1,374,251

        The total amount of interest capitalized on fixed assets during the three month period ended March 31, 2003 amounted to $29. There is no interest capitalized on fixed assets during the three month period ended March 31, 2002. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

        At December 31, 2002 and March 31, 2003, total fixed assets acquired under finance leases amounted to $66,930 and $72,060, respectively. Depreciation of these assets amounted to $846 and $784 for the three month periods ended March 31, 2002 and 2003, respectively, and is included in depreciation expense.

(11) Construction in Progress

        At December 31, 2002 and March 31, 2003, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2002	March 31, 2003
		(Unaudited)
Turkcell—Phase 9	$60,020	52,660
Turkcell—Other projects	876	2,017
Non-operational items	1,476	1,773
Kibris Telekom-GSM network	538	538

	$62,910	56,988

(12) Intangibles, net

        As of December 31, 2002 and March 31, 2003, intangibles consisted of the following:

	Useful lives	December 31, 2002	March 31, 2003
			(Unaudited)
Turkcell—License (Note 1)	25 years	$500,000	500,000
Computer software	8 years	683,822	719,792
Transmission lines	10 years	14,985	15,432

		1,198,807	1,235,224
Accumulated amortization		(342,443)	(369,685)

		$856,364	865,539

        As of March 31, 2003, amortized intangible assets are as follows:

	Gross carrying amount	Accumulated amortization
Turkcell—License	$500,000	98,333
Computer software	719,792	266,349
Transmission lines	15,432	5,003

	$1,235,224	369,685

Aggregate amortization expense
Aggregate amortization expense for the three month periods ended March 31, 2002 and 2003 are $25,649 and $27,239 respectively.
Estimated amortization expense
For the year ended December 31, 2003	$110,333
For the year ended December 31, 2004	108,730
For the year ended December 31, 2005	106,813
For the year ended December 31, 2006	102,628
For the year ended December 31, 2007	$92,692

        The Company adopted SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of March 31, 2003, the Company does not have any goodwill or indefinite life intangible assets.

(13) Short Term Borrowings

        At December 31, 2002 and March 31, 2003, short-term borrowings comprised the following:

	December 31, 2002	March 31, 2003
		(Unaudited)
Current portion of long term borrowings (Note 18)	$373,528	113,679
Other short term bank loans and overdrafts	300	1,076

	$373,828	114,755

(14) Trade Payables

        At March 31, 2003, the balance represents amount due to Ericsson Telekomunikasyon A.S. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $557 (December 31, 2002:

$2,499) and $4,577 (December 31, 2002: $1,580), respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $24,320 (December 31, 2002: $21,658) arising in the ordinary course of business.

        Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

        Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of March 31, 2003, the agreement was automatically extended through December 31, 2003.

(15) Due to Related Parties

        As of December 31, 2002 and March 31, 2003, due to related parties comprised:

	December 31, 2002	March 31, 2003
		(Unaudited)
Hobim Bilgi Islem Hizmetleri A.S. (Hobim)	$636	649
Turkiye Genel Sigorta A.S. (Genel Sigorta)	925	518
Yapi Kredi Sigorta A.S. (Yapi Kredi Sigorta)	789	383
Other	198	136

	$2,548	1,686

        Due to Hobim resulted from the invoice printing services rendered by this company.(Note 20)

        Due to Genel Sigorta and Yap Kredi Sigorta resulted from fixed assets insurance premiums and health insurance premiums of the Company's personnel.

(16) Other Current Liabilities and Accrued Expenses

        At December 31, 2002 and March 31, 2003, the balance comprised:

	December 31, 2002	March 31, 2003
		(Unaudited)
License fee accrual—The Turkish Treasury	$256,126	293,848
Frequency usage fee accrual (Note 21)	54,434	72,791
Deferred income	40,887	64,505
Taxes and withholdings	66,852	63,249
Transmission fee accrual	51,559	52,785
Accrued interest on borrowings	42,488	23,042
Selling and marketing expense accruals	19,547	21,146
Lease obligations—short term portion	9,387	11,423
Roaming expense accrual	3,171	3,223
Interconnection accrual—Turk Telekom	1,225	1,693
Other expense accruals	17,635	12,072

	$563,311	619,777

        In accordance with the License Agreement (Note 1), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $256,126 at December 31, 2002 represents the licence fee accrual amounting to $15,516 for the month of December 2002 and licence fee accrual on interconnection revenues amounting to $240,610 including interest of $95,056 for the months of March 2001 through December 2002. The balance of $293,848 at March 31, 2003 consists of licence fee accrual amounting to $12,102 for the month of March 2003 and licence fee accrual on interconnection revenues amounting to $281,746 including interest of $120,207 for the months of March 2001 through March 2003.

        Turkcell did not pay the annual frequency usage fee for 2002, but accrued TL 52.3 trillion (equivalent to $30,638 as of March 31, 2003) for principal and TL 47.6 trillion (equivalent to $27,880 as of March 31, 2003) for interest in the accompanying consolidated financial statements as of March 31, 2003. In addition the Company has accrued TL 19.0 trillion (equivalent to $11,151 as of March 31, 2003) for principal and TL 5.3 trillion (equivalent to $3,122 as of March 31, 2003) for interest for the frequency usage fees of 2003 in the consolidated financial statements as of March 31, 2003. (Note 21)

        On December 26, 2002, the commercial court has decided against Turkcell in the transmission lines lawsuit. As a result, Turkcell has accrued $39,105 in the consolidated financial statements as of March 31, 2003. (Note 21)

        Interconnection accrual at December 31, 2002 and March 31, 2003 represents amounts payable under the Interconnection Agreement. The Interconnection Agreement requires that Turkcell pays Turk Telekom for Turkcell's GSM subscribers' calls to Turk Telekom's fixed-line subscribers.

(17) Taxes on Income

        There was no income tax benefit (expense) attributable to income from continuing operations for the three month periods ended March 31, 2002 and 2003. These amounts are differed from the amount computed by applying the Turkish income tax rate of 33% to pretax income from continuing operations as a result of the following:

	3 Months Ended March 31,
	2002	2003
	(Unaudited)
Computed "expected" tax expense	$(194)	(13,038)
Non taxable translation gain	(48,030)	(9,714)
Investment tax credit	58,851	19,989
Change in valuation allowance	820	10,262
Other	(11,447)	(7,499)

Income tax expense	$—	—

        For the three month periods ended March 31, 2002 and 2003, substantially all income from continuing operations and related tax benefit (expense) were domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and March 31, 2003 are presented below:

	December 31, 2002	March 31, 2003
		(Unaudited)
Deferred tax assets:
Accrued expenses	$103,925	93,343
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	22,688	56,215
Net operating loss carryforwards	91,857	18,087
Tax credit carryforwards (Investment tax credit)	361,584	365,669

Gross deferred tax assets	580,054	533,314
Less: Valuation allowances	(477,712)	(447,358)

Net deferred tax assets	102,342	85,956
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(102,342)	(85,956)

Total deferred tax liabilities	(102,342)	(85,956)

Net deferred tax assets (liabilities)	$—	—

        At March 31, 2003, net operating loss carry forwards are as follows (unaudited):

Year	Amount	Expiration Date
1999	$1,752	2004
2000	5,069	2005
2001	42,522	2006
2002	2,921	2007
2003	1,557	2008

        On March 24, 2003, Turkcell applied to the Tax Authority to increase its corporation tax bases for the years 1998, 1999 and 2000, in accordance with Tax Amnesty Law No. 4811, which became effective February 27, 2003. On April 9, 2003, Committee of Account Experts notified the expert reports of corporation taxes for the fiscal periods of 1998, 1999, 2000 and 2001 to Turkcell. Based on the experts reports, Turkcell's net operating loss carryforwards were approved to be TL 1,012 trillion.

        Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3,550,084 in qualifying expenditures, as defined in the certificates. As of March 31, 2003, the Company had incurred cumulative qualifying expenditures of approximately $2,783,146 (December 31, 2002: $2,752,966), resulting in tax credit carryforwards under the certificates of approximately $365,669 (December 31, 2002: $361,584), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,471,076 of qualifying expenditures through March 31, 2003, (December 31, 2002: $2,440,134) under such certificates are indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates significant uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards. The Company forecasts to have taxable income in 2003. However, the management is not able to make any assessment about the effects of the geo-political situation in certain neighbouring countries, namely Iraq, Syria and Iran, on Turkey, on the Turkish economy and on the Company's operations, and, accordingly, such forecasts do not include these possible effects. Due to the high level of uncertainty, management believes a full valuation allowance should continue to be provided on the deferred tax assets as they are unable to conclude that the realization of the deferred tax is more likely than not. Accordingly, a valuation allowance of approximately $447,358 is recorded as of March 31, 2003 (December 31, 2002: $477,712)

for such amounts. The valuation allowance at December 31, 2002 and March 31, 2003 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $85,956 as of March 31, 2003 (December 31, 2002: $102,342) will be realised through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective from January 1, 2004. Accordingly, the effective Turkish income tax rate will become 30% effective from January 1, 2004. (Note 22)

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003 (Note 22). The major changes are as follows:

  •
  It is not necessary to have an investment incentive certificate to receive investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefits will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefits will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  •
  investment tax benefits that are already entitled but unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

(18) Long Term Borrowings

        At December 31, 2002 and March 31, 2003, long-term borrowings comprised:

	December 31, 2002	March 31, 2003
		(Unaudited)
Loan under the 1999 Issuer Credit Agreement	$400,000	400,000
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S. (Akbank)	187,500	187,500
Turkiye Garanti Bankasi A.S. (Garanti)	75,000	75,000
Vakifbank	57,143	42,857
Nordbanken—Stockholm (Nordbanken)	15,316	11,922
1999 Bank Facility	244,444	—

	1,279,403	1,017,279
Less: Current portion of long term borrowings (Note 13)	(373,528)	(113,679)

	$905,875	903,600

        The Company has short and long term credit lines with local and foreign banks. At December 31, 2002 and March 31, 2003, unused credit lines do not exist.

        As of December 31, 2002 and March 31, 2003, interest on the loan under the 1999 Issuer Credit Agreement accrues at the rate of 12.75% per annum.

        As of December 31, 2002 and March 31, 2003, interest on the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum.

        On March 13, 2003, Turkcell notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of $244,444 in March 2003.Turkcell made the respective payment on March 31, 2003. Following the early extinguishment of the outstanding balance of the 1999 bank facility, all negative and affirmative covenants became null and void according to the loan agreement.

        The interest rate of Akbank loan is LIBOR plus 5.25% per annum as of December 31, 2002 and March 31, 2003. On April 30, 2003, Akbank agreed to extend the principal payments of $100,000 and $25,000, which were due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100,000 will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25,000 will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. Accordingly, $100,000 and $25,000 have been included in long term borrowings in the consolidated balance sheets as of December 31, 2002 and March 31, 2003.

        The interest rate of the Garanti loan was 8.21% per annum as of December 31, 2002, which has been amended to LIBOR plus 5.62% per annum effective January 1, 2003. On March 13, 2003, Garanti agreed to extend the maturity of its outstanding loan to Turkcell. By this extension, the outstanding balance of $75,000 as of December 31, 2002 and March 31, 2003 will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006. Accordingly, $75,000 has been included in long term borrowings in the consolidated balance sheets as of December 31, 2002 and March 31, 2003.

        The interest rate of the Vakifbank loan is 7% per annum as of December 31, 2002 and March 31, 2003.

(19) Common Stock

        At December 31, 2002 and March 31, 2003, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

        The following table sets forth the computation of basic and diluted earnings per share:

	3 Months Ended March 31,
	2002	2003
	(Unaudited)
Numerator:
Net income	608	39,515
Denominator:
Basic and diluted weighted average shares	500,000,000,000	500,000,000,000
Basic and diluted net income per share	0.000001	0.00008

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") decided to transfer the management and supervision of Pamukbank T.A.S. (Pamukbank), one of the Company's shareholders whose majority shares were owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF") who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. On August 9, 2002, Pamukbank advised the Company that the BRSA decided to transfer the shares of Turkcell held directly by Pamukbank, approximately 0.51% of Turkcell's outstanding share capital, to the SDIF. Accordingly, on August 21, 2002, the Board of Directors of Turkcell resolved to register such shares in the Share Register of Turkcell under the name of the SDIF.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group purchased the Turkcell shares owned by Pamukbank and Pamuk Factoring and has the option to buy Turkcell shares owned by Yapi Kredi Bank, before selling its shares in Yapi Kredi Bank within two years. Management believes that the takeover of Pamukbank will not have a material impact on its operations or its leading position in the Turkish market.

(20) Related Party Transactions

        For the three month periods ended March 31, 2002 and 2003, significant transactions with the related parties were as follows:

	3 Months Ended March 31,
	2002	2003
	(Unaudited)
Sales to A-Tel
Simcard and prepaid card sales	$20,318	31,121
Sales to KVK
Simcard sales	17,300	—
Sales to KVK Teknoloji
Simcard sales	—	36,687
Sales to Milleni.com
Telecommunication services	1,495	2,195
Sales to Geocell
GSM Equipment	1,461	1,779
Charges from Asli Gazetecilik
Advertisement services	2,679	2,459
Charges from Milleni.com
Telecommunication services	1,228	1,720
Charges from Hobim
Invoicing services	1,235	1,587
Charges from ADD
Advertisement services	—	11,820

        Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

        The significant agreements are as follows:

Agreements with A-Tel

        A-Tel is involved in marketing, selling and distributing Turkcell's pre-paid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

Agreements with KVK

        KVK, one of Turkcell's principal SIM card distributors, is a Turkish company which is affiliated with Turkcell's shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. In the fourth quarter of 2002, Turkcell ceased working with KVK and started working with KVK Teknoloji.

Agreements with KVK Teknoloji

        KVK Teknoloji, one of our principal SIM card distributors, is a Turkish company, which is affiliated with Turkcell's shareholders. Turkcell started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, Turkcell transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, Turkcell have entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for Turkcell's services in newspapers. The objective of these agreements is to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

Agreements with Asli Gazetecilik

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Agreements with Hobim

        Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim under which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

Agreements with Milleni.com

        Milleni.com, one of the active players in the international carrier's carrier market, was a subsidiary of Fintur's subsidiary in German prior to the Fintur restructuring in 2002, European Telecommunications Holding A.G. (ETH). Currently, Cukurova Group, one of Turkcell's principle shareholders, owns Milleni.com. Turkcell and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination.

Financial lease agreements with Yapi Kredi Leasing

        Turkcell has entered into a finance lease agreement with Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building was $14,162. Turkcell has purchased the building at May 17, 2002 for its nominal purchase price.

        In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell's outstanding lease obligation at March 31, 2003 was $9,185 (December 31, 2002: $9,779). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Financial lease agreements with Pamuklease Pamuk Finansal Kiralama A.S.

        Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama A.S. (Pamuklease formerly Interlease Inter Finansal Kiralama A.S.), a Cukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings and Turkcell's outstanding lease obligation at March 31, 2003 were $32,672 and $15,853 (December 31, 2002: $32,672 and 17,324), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Agreements with ADD

        ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on January 23, 2002, which expired on December 31, 2002. However this agreement contains successive one-year automatic renewals unless terminated by either party in writing no later than one month prior to the expiration of the then current term. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing.

Personal loans to directors and executive officers

        As of March 31, 2003, 8 of the Company's directors and executive officers have outstanding personal loans from the Company amounting $6 and as of December 31, 2002, $18 was outstanding for 9 of the Company's directors and executive officers.

(21) Commitment and Contingencies

Contingent Liabilities

        As of December 31, 2002 and March 31, 2003, contingent liabilities comprised the following:

	December 31, 2002	March 31, 2003
		(Unaudited)
Bank Letters of Guarantee	$43,822	33,283
Guarantees
Digital Platform	59,527	58,526
BNP—Brussels (Buyer Credit)	34,999	36,040
BNP—Brussels (Financial Loan)	4,846	4,991
BNP—Hungary (Buyer Credit)	8,656	8,914
BNP—Hungary (Financial Loan)	1,441	1,113
Websterbank—USA	585	468
HSBC—Istanbul Main Branch	9,000	7,000
Hobim
BNP AK Dresdner (Financial Leasing)	333	317

        The Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5,000 (December 31, 2002: $5,000), and customs authorities, private companies and other public organizations amounting to $27,716 (December 31, 2002: $38,241). In addition, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $568 (December 31, 2002: $580).

        Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Ongoing License Fee Payments Calculation

        On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $203,632 between acquisition of its license and March 31, 2003. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the

Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

        Under the Turkish Treasury's calculation, the cumulative amount of VAT, education fund and the frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $39,619 until December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $27,960 until December 31, 1999. Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the ongoing license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the ongoing license fee payable on VAT but upheld the injunction with respect to the education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and the frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Council of State. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT and the accrued late payment interest collected since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and tranmission fees.

        Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Unpaid amounts with respect to the ongoing licence fees on the education fund and frequency usage and transmission fees, including interest, amounted to $71,092 and $76,763 as of December 31, 2002 and March 31, 2003, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the ongoing licence fees on the education fund and frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fee payments with respect to the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavourable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on VAT on Upfront License Fee

        On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claimed that Turkcell should have paid VAT on the $500,000 upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid VAT of TL 18.6 trillion (equivalent to $10,907 at March 31, 2003) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $28,140 at March 31, 2003) and a penalty fee of TL

37.3 trillion (equivalent to $21,814 at March 31, 2003). The Tax Office's position is premised on the view that the license was not transferred or sold to Turkcell but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that Turkcell should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax payer.

        If the Tax Office prevails in this case, Turkcell would have a payable to the Tax Office for the amount of VAT, which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from Turkcell for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $34,598 at March 31, 2003) and the penalty fee of TL 37.3 trillion (equivalent to $21,814 at March 31, 2003) would have to be paid. Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected its claim and Turkcell has appealed the case to the Danistay.

        While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pays VAT on the upfront license fee as well as the late interest charges on the unpaid VAT and the penalty fee. While continuing its court challenge, Turkcell has established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell was required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $10,907 at March 31, 2003), the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $35,557 at March 31, 2003) and the penalty fee amounting to TL 9.3 trillion (equivalent to $5,453 at March 31, 2003).

        On March 16, 2001, Turkcell paid TL 21.4 trillion (equivalent to $21,280 at March 16, 2001 and $12,542 at March 31, 2003), of which TL 18.6 trillion (equivalent to $18,501 at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2,779 at March 16, 2001) was for the outstanding late interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 at March 16, 2001 and $39,372 at March 31, 2003) was to be payable in 15 monthly instalments starting March 30, 2001. The first instalment was for TL 5.4 trillion (equivalent to $5,313 at March 16, 2001 and $3,133 at March 31, 2003) and the remaining instalments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 at March 16, 2001 and $2,589 at March 31, 2003). On March 21, 2001, Turkcell also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 at March 21, 2001 and $39,808 at March 31, 2003). On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding late interest charges from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8,698 at April 12, 2001 and $6,511 at March 31, 2003). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court's ruling, on May 31, 2001, Turkcell replaced its previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $12,970 at May 31, 2001 and $8,781 at March 31, 2003) reflecting the reduction in the outstanding interest charge. Accordingly, its payment schedule was amended. Payments already made have been set-off against future payments.

        On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court. On September 13, 2002, the Tax Court decided to reduce the penaty fee to TL 9.3 trillion (equivalent to $5,454 as of March 31, 2003).from TL 37.3 trillion (equivalent to $21,814 as of March 31, 2003).

        Out of a total interest charge of TL 13.2 trillion (equivalent to $7,722 as of March 31, 2003), which includes additional accrued interest of TL 2.1 trillion (equivalent to $1,210 as of March 31, 2003), Turkcell has paid TL 5.1 trillion (equivalent to $2,999 as of March 31, 2003) pursuant to the payment plan Turkcell initiated the process to benefit for the ongoing dispute about VAT on upfront license fee, from the Tax Amnesty Law entered into force in February 2003. Due to the Tax Amnesty the remaining interest charge amounting to TL 8.1 trillion (equivalent to $4,936 as of December 31, 2002 and $4,723 as of March 31, 2003), for which provision was made in 2002, has been recorded as $4,936 as interest income in the accompanying consolidated financial statements for the year ended December 31, 2002.

On March 13, 2002, in connection with the Tax Amnesty, the Tax Office returned the bank letter of guarantee amounting to TL 15.0 trillion that Turkcell had provided to the Tax Office.

        In addition to the foregoing, Turkcell has not paid VAT on the ongoing license fees paid to the Turkish Treasury because this was also not stated in the License Agreement at the time the License was acquired. However, on December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $53,491 at March 31, 2003) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $85,044 at March 31, 2003) for penalty fees. Turkcell began discussions with the Tax Office to discuss their deficiency notice. If Turkcell is unable to settle this matter with the Tax Office, legal claims may be brought by Turkcell or the Tax Office. Turkcell and its legal counsel believe that if such claims are asserted, Turkcell will prevail. Turkcell has pledged assets worth TL 749.5 trillion (equivalent to $438,763 at March 31, 2003) to the Tax Office and Tax Office was informed Turkcell that the pledge was removed as of May 1, 2003. Turkcell applied to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and accordingly, it received amnesty in respect to VAT on the ongoing licence fee.

Dispute on Turk Telekom Interconnection Fee

        Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $3,864 at March 31, 2003) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

        On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $21,951 at March 31, 2003) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $9,425 at March 31, 2003) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying consolidated financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $10,092 at payment date and equivalent to $8,211 at March 31, 2003) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $3,864 at March 31, 2003) withheld by Turk Telekom, plus interest.

        On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $9,425 at March 31, 2003) paid to Turk Telekom as its first instalment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Although the appeals court decided in favour of Turkcell in first lawsuit, the court in the second lawsuit decided in favour of Turk Telekom. Turkcell has appealed the court's decision and management and legal counsel of the Company are confident that Turkcell's appeal will succeed and Turkcell will recover the TL 16.0 trillion paid to Turk Telekom with interest.

Dispute on Turk Telekom Interconnection Fee

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

        On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit. The court decided that Turkcell's injuction granted in the first lawsuit is still valid. Turk Telekom appealed this decision and Turkcell has filed its response to their appeal as soon as Turkcell is served with Turk Telekom's filing. This case has been dismissed and the court decision has been communicated to Turkcell. Turkcell has initiated "Correction of decision" against this decision following the notification. On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it will calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Accordingly, Turk Telekom informed Turkcell that it will not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 82.4 trillion (equivalent to $48,278 as of March 31, 2003) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's recent action and it will continue to take necessary legal steps against Turk Telekom (Note 22).

        In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $634,112 at March 31, 2003). The court decided the case should be consolidated with the first case. Thereafter Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 490.0 trillion (equivalent to $286,856 as of March 31, 2003) including interest of TL 122.0 trillion (equivalent to $71,442 as of March 31, 2003). Turkcell asked for the consolidation of this lawsuit with the above mentioned first case as well. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay's decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services, revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 356.8 trillion (equivalent to $208,890 as of March 31, 2003) including interest of TL 205.1 trillion (equivalent to $120,087 as of March 31, 2003). There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Class action lawsuit against Turkcell

        On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, Turkcell filed a memorandum of law opposing Plaintiff's Motion for Class Certification. On August 22, 2002, the Court granted plaintiffs motion for class certification and certified a class of people who purchased Turkcell ADS's during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Discovery in the litigation is ongoing. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liabilty, if any, from the class action lawsuit.

Dispute on Turk Telekom Transmission Lines Leases

        Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3.0 trillion (equivalent to $2,099 and $1,769 as of December 31, 2001 and March 31,

2003, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $17,602 as of March 31, 2003) on these late payments. Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, Turkcell obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of March 31, 2003, Turkcell made a provision of TL 13.3 trillion (equivalent to $7,783 as of March 31, 2003) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. On December 26, 2002, the commercial court has decided against Turkcell. Turkcell has appealed the court's decision and the case is still pending. As a result, Turkcell has accrued TL 66.8 trillion (equivalent to $39,105 as of March 31, 2003) in its consolidated financial statements as of March 31, 2003.

Dispute on National Roaming Agreement

        The introduction of national roaming in Turkey could have a negative impact on the Company's consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators' services to use its networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

        During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the

Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001.

        On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including Turkcell, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

        —a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

        —a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

        —a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, Turkcell still benefits from the injunctive relief obtained on November 12, 2001.

        On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. Turkcell believes that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since these two arbitrators of the parties cannot reach an agreement. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations.

        On June 9, 2003, the Competition Board decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell approximately TL 21.8 trillion (equivalent to $12,775 at March 31, 2003). Turkcell believes that it has not abused its dominant position and plans to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision. (Note 22)

        If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

        The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $4,083 at March 31, 2003) and were enjoined to cease these infringements. Turkcell believes that it has not infringed the law and plans to initiate an action requesting the cancellation of the Competition Board's written decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

Dispute Regarding Interconnection Revenues

        In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

        Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since those two arbitrators of the parties cannot reach an agreement. As of January 2, 2003 "Terms of Reference" has been presented to the ICC, and the timetable has been finalized. The case is still pending.

Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. However, Telecommunications Authority has appealed the decision and Turkcell filed its response to the court. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. Turkcell received a payment order for the annual frequency usage fee for 2003 amounting to TL 86.9 trillion ($50,849 as of March 31, 2003), including interest of TL 10.7 trillion (equivalent to $6,245 as of March 31, 2003). Hence the payment was made on May 5, 2003 and the Company has accrued TL 19.0 trillion (equivalent to $11,151 as of March 31, 2003) for principal and TL 5.3 trillion (equivalent to $3,122 as of March 31, 2003) for interest for the frequency usage fees of 2003, in the consolidated financial statements as of March 31, 2003. The remaining balance of the 2003 annual frequency usage fee will be expensed in three equal quarterly instalments during the rest of the year. Turkcell did not pay the fees for 2002, but accrued TL 52.3 trillion (equivalent to $30,638 as of March 31, 2003) for principal and TL 47.6 trillion (equivalent to $27,880 as of March 31, 2003) for interest for the frequency usage fees of 2002 in the accompanying consolidated financial statements as of March 31, 2003. However, the legal process regarding the dispute is ongoing.

Dispute on the Determination of Items of Gross Revenue

        On June 6, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. The case is still pending.

New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Turkish Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell and its legal counsel believe that it is too early to assess the impact of such action by Turk Telekom.

Investigation of the Telecommunications Authority

        In May 2003, Turkcell has been informed that the Telecommunications Authority has initiated an investigation against Turkcell claiming that Turkcell has violated Turkish law by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against Turkcell, it may assess a fine, which Turkcell believes will not have a material impact on its results of operations. (Note 22)

(22) Subsequent Events

        (a)   On April 30, 2003, Akbank agreed to extend the principal payments of $100,000 and $25,000, which were due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100,000 will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25,000 will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. Accordingly, $100,000 and $25,000 have been included in long term borrowings in the consolidated balance sheets as of December 31, 2002 and March 31, 2003.

        (b)   On April 7, 2003 and April 15, 2003, Turkcell has invested in the 12.75% Senior Notes due in August 1, 2005 issued by Cellco Finance N.V. and loaned to Turkcell, in the total nominal amount of $1,993, and will hold these bonds till maturity.

        (c)   In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective from January 1, 2004. Accordingly, the effective Turkish income tax rate will become 30% effective from January 1, 2004.

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003. The major changes are as follows:

  •
  It is not required to have an investment incentive certificate to entitle investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefit will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefit will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  •
  investment tax benefits that are already entitled but unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

        (d)   In May 2003, Turkcell has been informed that the Telecommunications Authority has initiated an investigation against Turkcell claiming that Turkcell has violated Turkish law by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against Turkcell, it may assess a fine, which Turkcell believes will not have a material impact on its results of operations.

        (e)   In May, June and July 2003, the Company entered into nine US dollar/TL forward contracts with various banks in order to manage its foreign exchange risk more efficiently. Details of these contracts are as follows:

Contract date	Amount	Maturity date
May 1, 2003	$20,000	September 30, 2003
May 1, 2003	10,000	September 30, 2003
May 2, 2003	10,000	September 30, 2003
May 2, 2003	10,000	September 30, 2003
May 6, 2003	20,000	December 30, 2003
June 6, 2003	10,000	December 30, 2003
June 17, 2003	5,000	December 31, 2003
June 17, 2003	15,000	December 31, 2003
July 02, 2003	10,000	December 30, 2003

	$110,000

        There are no covenant restrictions related with hedging transactions, provided that transactions are authorized and executed pursuant to clearly defined policies and procedures, which provides that the transaction is entered into protect the company from fluctuations in currency values.

        (f)    On June 9, 2003, the Competition Board decided that Turkcell abused its dominant position by refusing to enter into a national agreement with IsTim, and fined Turkcell approximately TL 21.8 trillion (equivalent to $12,775 at March 31, 2003). Turkcell believes that it has not abused its dominant position and plans to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

        (g)   On June 3, 2003, $1,735 has been paid to the Company in respect to the balance due from Cukurova Investments, for certain expenses made on behalf of the shareholders during the Initial Public Offering.

        (h)   On June 18, 2003, $3,950 has been paid to the Company in respect to the balance due from Azertel, which resulted from the payment made Azertel (on behalf of Azercell) to the Azerbaijan Ministry of Communication as dividend guarantee for 1997.

        (i)    At the Bilisim's board of directors meeting held on April 22, 2003, it was resolved to invest in media sector. Accordingly, Bilisim entered into discussions to acquire minority interests in media companies whose majority shares owned by Cukurova Group. As of July 7, 2003, advances amounting to $22,619 have been paid but the discussions have not been finalized, yet.

        (j)    On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it will calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Accordingly, Turk Telekom informed Turkcell that it will not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 82.4 trillion (equivalent to $48,278 as of March 31, 2003) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's recent action and it will continue to take necessary legal steps against Turk Telekom. (Note 21)

        (k)   At the Turktell's board of directors meeting held on June 16, 2003, it was resolved to acquire an additional 30% of Mapco from Superonline and Digital Platform for a total amount of $1,913. By this acquisition, The Company "s stake in this consolidated subsidiary increases to 100%.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 7, 2003	By:	/s/ MUZAFFER AKPINAR Name: Muzaffer Akpinar Title: Chief Executive Officer

QuickLinks

  OPERATING AND FINANCIAL REVIEW FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND MARCH 31, 2003 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002AND 2003 (Unaudited) (In thousands)
TURKCELL ILETSIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE THREE MONTH ENDED MARCH 31, 2003 (In thousands, except share data)
Turkcell Iletisim Hizmetleri Anonim Sirketi and Its Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2002 and March 31, 2003 (Unaudited), and for the Three Month Periods Ended March 31, 2002 and 2003 (Unaudited) (Amounts in thousands of US Dollars unless otherwise stated except share amounts)
SIGNATURES